Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces Change of Name

November 2nd, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Phoenix, Arizona, November 2nd, 2023 - Greenbriar Capital Corp. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that effective November 15, 2023 the Company will change its name to "Greenbriar Sustainable Living Inc." to better reflect the Company's business.

Subject to final approval of the TSX Venture Exchange (the "TSXV"), it is anticipated that the common shares of the Company will commence trading under the new name on the TSXV. The common shares of the Company will continue to trade under the stock symbol "GRB" on the TSXV and "GEBRF" on the US OTC.  There is no consolidation or change in the share capital.  In connection with the name change, the new CUSIP 393652102 and ISIN CA3936521028 have been assigned to the common shares of the Company.

The name change was approved by the board of directors of the Company in accordance with the Company's governing corporate legislation, the Business Corporations Act (British Columbia), and the Company's constating documents.

Common share certificates and warrant certificates bearing the previous company name "Greenbriar Capital Corp.", continue to be valid in the settlement of trades / exercise of warrants, as the case may be, and will only be replaced with certificates bearing the new name upon transfer.  The Company is not requesting, and shareholders are not required to, exchange their existing share certificates / warrant certificates for new certificates bearing the new company name.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director
Phone: 949-903-5906

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF